UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015

Commission File Number: 001-36356

Nord Anglia Education, Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Level 12, St. George’s Building

2 Ice House Street
Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Incorporation by Reference

The information set forth in this report on Form 6-K and in the Underwriting Agreement filed as Exhibit 1.1 hereto is hereby incorporated by reference into the Registrant’s Registration Statement on Form F-3 as filed on May 29, 2015 (No. 333-204586).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nord Anglia Education, Inc.

	By:	/s/ Graeme Halder
	Name:	Graeme Halder
	Title:	Director and Chief Financial Officer

Date: June 11, 2015

Exhibit Index

Exhibit Number	Description
1.1

Underwriting Agreement, dated June 10, 2015, among Nord Anglia Education Inc., Premier Education Holdings Ltd, Mr. Alan Kelsey and Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co., Deutsche Bank Securities Inc. and RBC Capital Markets, LLC, as representatives of the underwriters named in Schedule A thereto.